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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one): ☑ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Azenta, Inc.

Full Name of Registrant

Brooks Automation, Inc.

Former Name if Applicable

200 Summit Drive, Floor 6

Address of Principal Executive Office (Street and Number)

Burlington, MA 01803

City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed) Please see Appendix A for the details required by Part III and Part IV (3).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lawrence Lin	888	229-3682
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 2, 2025                                                       By   /s/ Lawrence Lin

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5.

Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.

Interactive data submissions. This Form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Appendix A to Form 12b-25

(Azenta, Inc.)

Part III – NARRATIVE

Azenta, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2025 (the “Annual Report”) by the prescribed due date without unreasonable effort or expense. The Company expects to file the Annual Report no later than the fifteenth calendar day following the prescribed due date. The Company requires more time to finalize the Annual Report due to additional accounting activities that became necessary to complete in connection with the Company’s revision of previously issued financial statements, which revisions the Company disclosed in Exhibit 99.1 to its Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 21, 2025 (the “Report”).

As disclosed in the Report, during the fourth quarter of fiscal 2025, the Company identified a classification error in previously issued consolidated statements of operations. The Company concluded at that time, and reaffirms that conclusion, that the error was not material, individually or in the aggregate, to any previously issued financial statements. As further disclosed on November 21, 2025, management was in the process of evaluating the impact of the classification error on the Company’s internal control over financial reporting. Since that date, the Company concluded that the classification error was the result of a material weakness in that it did not design and maintain effective controls over the classification of certain costs in the Consolidated Statement of Operations. This material weakness resulted in misstatements in the classification of certain costs between cost of revenue and selling, general and administrative and research and development costs that resulted in the revision of the annual financial statements for the year ended September 30, 2023, the Q1, Q2, and Q3 interim periods and the annual financial statements for the year ended September 30, 2024, and the Q1, Q2, and Q3 interim periods during the year ended September 30, 2025. The volume of accounting work to validate all numbers across all periods, including on a pre- and post-tax basis and in multiple currencies has been beyond the Company’s expectations. The Company is taking the extension period to finalize its revision disclosures.

PART IV – OTHER INFORMATION, ITEM 3

As the Company previously announced in the materials presented in Exhibit 99.1 to the Company’s November 21, 2025 Form 8-K, when it reported its Fourth Quarter and Full Year Fiscal 2025 Results, Ended September 30, 2025, the Company experienced both growth and profitability improvements.

The Company expects to include the following information in Part II, Item 7 of its soon-to-be filed Form 10-K:

Discontinued Operations

During the first quarter of fiscal year 2025, we announced that we are pursuing a sale of our B Medical Systems business, a manufacturer and global distributor of medical refrigeration devices based in Luxembourg. This strategic action is intended to simplify our portfolio and allow management to focus on driving revenue growth and profitability in our core Sample Management Solutions and Multiomics segments. The B Medical Systems business has been classified as held for sale and a discontinued operation under generally accepted accounting principles in the United States, or GAAP.

Fiscal Year Ended September 30, 2025 compared to Fiscal Year Ended September 30, 2024.

Revenue increased 4% for fiscal year 2025 compared to fiscal year 2024 driven by increased revenue in the Sample Management Solutions and Multiomics segments. Gross margin was 45.5% for fiscal year 2025 compared to 44.4% for fiscal year 2024 primarily driven by higher revenue, operational efficiencies, favorable sales mix and improved cost management. Operating expenses decreased in fiscal year 2025 compared to the prior fiscal year, primarily driven by lower research and development expense, selling, general and administrative expense and restructuring charges, partially offset by higher transformation costs. We generated net income from continuing operations of $24.5 million for fiscal year 2025 compared to a net loss from continuing operations of $24.4 million for fiscal year 2024, primarily due to higher income tax benefit, partially offset by decreased interest income during fiscal year 2025. We generated a net loss from discontinued operations, net of tax, of $83.2 million for fiscal year 2025 compared to a net loss from discontinued operations, net of tax, of $140.5 million for fiscal year 2024, primarily driven by the estimated loss on assets held for sale recorded during fiscal year 2025 and the impairment of goodwill recorded during fiscal year 2024.

Forward-Looking Statements

Some statements in this Form 12b-25 are forward-looking statements made under Section 21E of the Securities Exchange Act of 1934. These statements are neither promises nor guarantees but involve risks and uncertainties, both known and unknown, that could cause the Company’s financial and business results to differ materially from our expectations. They are based on the facts known to management at the time they are made. Forward-looking statements include but are not limited to statements about our results for the fiscal year and fourth quarter ended September 30, 2025 and our ability to file the Annual Report before its due date. Factors that could cause results to differ from our expectations include delays in the finalization of the Company’s annual financial statements and other factors and other risks, including those that we have described in our filings with the Securities and Exchange Commission, including but not limited to our Annual Report on Form 10-K, Current Reports on Form 8-K and our Quarterly Reports on Form 10-Q. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in our expectations or any change in events, conditions, or circumstance on which any such statement is based. The Company undertakes no obligation to update the information contained in this Form 12b-25.